CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

07020400

2 January 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Block Listing -Incentive Plan	02/01/2007
REG-Catlin Group Limited Block Listing - Warrants	02/01/2007
REG-Catlin Group Limited Total Voting Rights	29/12/2006
REG-Catlin Group Limited Director/PDMR Shareholding	28/12/2006
REG-Catlin Group Limited Holding(s) in Company	22/12/2006
REG-Catlin Group Limited Shares Cancellation	22/12/2006
REG-Catlin Group Limited Total Voting Rights	21/12/2006
REG-Office of Fair Trade Merger Update	20/12/2006
REG-Catlin Group Limited Recommended offer by Catlin	19/12/2006
REG-UBS AG (EPT) EPT Disclosure	19/12/2006
REG-Catlin Group Limited Schedule 10	19/12/2006
REG-UBS Global Asset Man Rule 8.3- Catlin Group Ltd	19/12/2006
REG-Catlin Group Limited Offer Wholly Unconditional	18/12/2006
REG-Catlin Group Limited Holding(s) in Company	18/12/2006

Dlw 1/18

REG-Standard Life Inv. Rule 8.3- Catlin Group PLC	18/12/2006
REG-UBS AG (EPT) EPT Disclosure	18/12/2006
REG-BlackRock Group Rule 8.3- Catlin Group	18/12/2006
REG-Cazenove EPT Disclosure	18/12/2006
REG-Citigroup GM UK Eqty EPT Disclosure	18/12/2006
REG-UBS Global Asset Man Rule 8.3-Catlin Group Limited	18/12/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd	15/12/2006
REG-UBS AG (EPT) EPT Disclosure	15/12/2006
REG-Office of Fair Trade Merger Update	15/12/2006
REG-Citigroup GM UK Eqty EPT Disclosure	15/12/2006
REG-Cazenove EPT Disclosure	15/12/2006
REG-UBS Global Asset Man Rule 8.3- Catlin Group Ltd	15/12/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd	14/12/2006
REG-Goldman Sach Ast Mnt Rule 8.3- Catlin	14/12/2006
REG-Legal&Gen Inv Mgmnt Rule 8.3-Catlin Group Ltd	14/12/2006
REG-UBS AG (EPT) EPT Disclosure	14/12/2006
REG-Citigroup GM UK Eqty EPT Disclosure	14/12/2006
REG-Cazenove EPT Disclosure	14/12/2006
REG-UBS Global Asset Man Rule 8.3- Catlin Group	14/12/2006
REG-Morgan Stanley Inv Rule 8.3- Catlin Group Ltd	13/12/2006
REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group	13/12/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd	13/12/2006
REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)	13/12/2006
REG-UBS AG (EPT) EPT Disclosure	13/12/2006
REG-Lloyds TSB - Securities Administration Rule 8.3 - Catlin Group	13/12/2006
REG-Cazenove EPT Disclosure	13/12/2006
REG-Catlin Group Limited Result of Meeting	13/12/2006

Yours faithfully,

Pramila Bharj

Enc.

REG-Catlin Group Limited Block Listing -Incentive Plan
Released: 02/01/2007

RNS Number:8477O
Catlin Group Limited
02 January 2007

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Name of applicant:	CATLIN GROUP LIMITED
Name of scheme:	THE CATLIN GROUP LONG TERM INCENTIVE PLAN
Period of return: From:	01.07.2006 To: 31.12.2006
Balance under scheme from previous return:	2,869,085
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	NIL
Number of securities issued/allotted under scheme during period:	234,941
Balance under scheme not yet issued/allotted at end of period	2,634,144
Number and class of securities originally listed and the date of admission	3,022,557 Common Shares of $0.01 each ADMISSION ON 30.06.2004
Total number of securities in issue at the end of the period	238,283,281
Name of contact:	William Spurgin / Robina Malik
Address of contact:	3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact:	0207 626 0486
SIGNED BY:	Lorraine Mullins, Group Chief Compliance Officer

Director/company secretary/suitably experienced employee/duly authorised

officer, for and on behalf of

CATLIN GROUP LIMITED_______________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be

liable to prosecution.

END
BLREAAFAELEXEFE

REG-Catlin Group Limited Block Listing - Warrants
Released: 02/01/2007

RNS Number:8476O
Catlin Group Limited
02 January 2007

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Name of applicant:	CATLIN GROUP LIMITED
Name of scheme:	WARRANTS TO SUBSCRIBE FOR COMMON SHARES OF $0.01 EACH IN CATLIN GROUP LIMITED
Period of return:	From: 01.07.2006 To: 31.12.2006
Balance under scheme from previous return:	3,296,614
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of securities issued/allotted under scheme during period:	NIL
Balance under scheme not yet issued/allotted at end of period	3,296,614
Number and class of securities originally listed and the date of admission	5,000,000 Common Shares of $0.01 each ADMISSION ON 06.05.2005
Total number of securities in issue at the end of the period	238,283,281
Name of contact:	William Spurgin / Robina Malik
Address of contact:	3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact:	0207 626 0486
SIGNED BY	Lorraine Mullins, Group Chief Compliance Officer

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED____________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END
BLRILFSFLIIFIID

REG-Catlin Group Limited Total Voting Rights
Released: 29/12/2006

RNS Number:7991O
Catlin Group Limited
29 December 2006

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

The Company's share capital following the issue of 74,414,657 common shares of $0.01 each in the capital of the Company ("Common Shares") in respect of acceptances received under the Company's recommended offer for the entire issued and to be issued share capital of Wellington Underwriting plc as at the first closing date of such offer, being 18 December 2006, and the issue of 6,059 Common Shares following the exercise of options under the Company's Long Term Incentive Plan is now 238,283,281 with voting rights. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 238,283,281.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVREAAANADAKFFE

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 28/12/2006

RNS Number:7482O
Catlin Group Limited
28 December 2006

Catlin Group Limited
28 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

RICHARD HAVERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RICHARD HAVERLAND

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RICHARD HAVERLAND

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

COMMON SHARES, PAR VALUE $0.01

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

RICHARD HAVERLAND

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NONE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NONE

11. Number of shares, debentures or financial instruments relating to shares disposed

79,815

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.05%

13. Price per share or value of transaction

USD 9.9292 PER SHARE

14. Date and place of transaction

28TH DECEMBER 2006, USA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

28H DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

ROBINA MALIK

Date of notification

28TH DECEMBER 2006

END
RDSBLBDDXXDGGLI

REG-Catlin Group Limited Holding(s) in Company
Released: 22/12/2006

RNS Number:5989O
Catlin Group Limited
22 December 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

   Catlin Group Limited

2. Name of shareholder having a major interest:

   FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
1,521,254	FPM	JP MORGAN, BOURNEMOUTH
677,521	FPM	NORTHERN TRUST LONDON
369,766	FPM	HSBC BANK PLC
157,645	FPM	STATE STR BK AND TR CO LNDN (S)
38,300	FPM	BANK OF NEW YORK BRUSSELS
486,300	FMRCO	JP MORGAN CHASE BANK
142,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO
4,083,131	FISL	JP MORGAN, BOURNEMOUTH
4,323,196	FIL	BROWN BROS, HARRIMAN LTD LUX
3,086,229	FIL	JP MORGAN, BOURNEMOUTH
32,900	FIL	NORTHERN TRUST LONDON
11,600	FIL	BNP PARIBAS, PARIS
7,000	FIL	BNP PARIBAS, PARIS (C)
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
395,001	FII	JP MORGAN, BOURNEMOUTH
934,235	FIGEST	BNP PARIBAS, PARIS
16,282,478		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FIGEST"	Fidelity Gestion
"FII"	Fidelity Investments International
"FIJ"	Fidelity Investments Japan
"FIL"	Fidelity International Limited
"FISL"	Fidelity Investment Services Limited
"FMRCO"	Fidelity Management and Research Company
"FPM"	Fidelity Pension Management

5. Number of shares / amount of stock acquired:

N/A

6. Percentage of issued class:

N/A

7. Number of shares / amount of stock disposed:

945,420

8. Percentage of issued class:

0.6%

9. Class of security:

Common shares

10. Date of transaction:

Holdings are as at 20 December 2006. "Shares disposed" is decrease since previous disclosure

11. Date company informed:

21 December 2006

12. Total holding following this notification:

16,282,478

13. Total percentage holding of issued class following this notification:

9.9%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations
Date of notification: 22 December 2006

END
HOLUURURNBRUUAA

REG-Catlin Group Limited Shares Cancellation
Released: 22/12/2006

RNS Number:5358O
Catlin Group Limited
22 December 2006

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

22 December 2006

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC

Cancellation of Listing of Wellington Shares

Further to Catlin's announcement on 18 December 2006 declaring the Offer wholly unconditional, Catlin confirms that Wellington will today apply for the cancellation of its listing of Wellington Shares from the Official List of the UK Listing Authority and for the cancellation of trading of Wellington Shares on the London Stock Exchange's main market for listed securities. It is anticipated that the cancellation will take effect on 25 January 2007. As at 1.00 p.m. on 18 December 2006, Catlin had received valid acceptances from Wellington Shareholders in respect of approximately 85 per cent. of Wellington's existing issued share capital.

Terms used in this announcement shall have the meaning given to them in the Offer Document.

The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.

END
OUPEAXAAADXKFEE

Print

REG-Catlin Group Limited Total Voting Rights
Released: 21/12/2006

RNS Number:5083O
Catlin Group Limited
21 December 2006

Catlin Group Limited
21 December 2006

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

The Company's share capital consists of 163,862,565 common shares of par value of $0.01 each with voting rights. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 163,862,565.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

END
TVREAKAFASFKFFE

Print

REG-Office of Fair Trade Merger Update
Released: 20/12/2006

RNS Number:3170O
Office of Fair Trading
20 December 2006

The OFT has published the text of its decision on the anticipated acquisition by Catlin Group Ltd of Wellington Underwriting plc, which was cleared. This decision can be found on the Office of Fair Trading's website at www.oft.gov.uk with links from the Office's Weekly Gazette.

END

MERFEEFFSSMSESE

REG-Catlin Group Limited Recommended offer by Catlin
Released: 19/12/2006

RNS Number:2768O
Catlin Group Limited
19 December 2006

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

19 December 2006

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC

Result of Mix And Match Facility

Further to the announcement of 18 December 2006, that Catlin's offer for Wellington has been declared wholly unconditional, the Mix And Match Facility is now closed. Catlin has received valid elections under the Mix and Match Facility in respect of 151,031,327 Wellington Shares to receive additional cash and in respect of 190,891,221 Wellington Shares to receive additional New Catlin Shares. Given the relative mixture of New Catlin Shares and cash in the Offer, elections to receive additional New Catlin Shares will be satisfied in full and elections to receive additional cash will be scaled down on a pro rata basis. Wellington Shareholders who validly elected to receive additional cash will receive 0.083 New Catlin Shares and 79.2 pence in cash per Wellington Share and so in proportion for any other number of Wellington Shares.

The Offer will remain open until further notice. Wellington Shareholders who have not already done so are encouraged to return their Forms Of Acceptance And Election, duly completed in accordance with the instructions set out thereon and in the Offer Document.

Settlement for those Wellington Shareholders who validly accepted the Offer by the First Closing Date will be effected by 29 December 2006, and within 14 days of receipt in respect of any further acceptances which are received from that date and which are valid and complete in all respects (as described in the Offer Document).

Terms defined in the Offer Document have the same meanings in this announcement.

Enquiries
For further information, contact:

Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com

William Spurgin (Head of Investor Relations, London)
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com

JPMorgan Cazenove
Sole financial adviser and joint corporate broker to Catlin
Tel: +44 (0)20 7588 2828
Tim Wise
Robert Thomson
Conor Hillery

UBS Investment Bank
Joint corporate broker to Catlin

Tel: +44 (0)20 7567 8000
Phil Shelley

Maitland
Public relations adviser to Catlin
Liz Morley
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

Wellington
Tel: +44 (0)20 7337 2000
Preben Prebensen (Chief Executive)

Lexicon Partners
Sole financial adviser to Wellington
Tel: +44 (0)20 7653 6000
Angus Winther
James Viggers

Citigroup Global Markets
Sole corporate broker to Wellington
Tel: +44 (0)20 7986 4000
Andrew Thompson

Financial Dynamics
Public relations adviser to Wellington
Tel: +44 (0)20 7269 7200
Rob Bailhache
Geoffrey Pelham-Lane

The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Citigroup Global Markets, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.

END
OUPMGMMZNLKGVZM

REG-UBS AG (EPT) EPT Disclosure
Released: 19/12/2006

RNS Number:2248O
UBS AG (EPT)
19 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	18 DECEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
75,207	4.9966 GBP	4.982515 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
64,101	4.9950 GBP	4.977629 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	8,559	4.9776 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	19 DECEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDDCGBGGLC

REG-Catlin Group Limited Schedule 10
Released: 19/12/2006

RNS Number:2020O
Catlin Group Limited
19 December 2006

Catlin Group Limited
19 December 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

   Catlin Group Limited

2. Name of shareholder having a major interest:

   FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
1,521,254	FPM	JP MORGAN, BOURNEMOUTH
1,066,573	FPM	STATE STR BK AND TR CO LNDN (S)
903,421	FPM	NORTHERN TRUST LONDON
369,766	FPM	HSBC BANK PLC
38,300	FPM	BANK OF NEW YORK BRUSSELS
486,300	FMRCO	JP MORGAN CHASE BANK
142,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO
4,083,131	FISL	JP MORGAN, BOURNEMOUTH
4,257,088	FIL	BROWN BROS, HARRIMAN LTD LUX
3,086,229	FIL	JP MORGAN, BOURNEMOUTH
32,900	FIL	NORTHERN TRUST LONDON
11,600	FIL	BNP PARIBAS, PARIS
7,000	FIL	BNP PARIBAS, PARIS (C)
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
395,001	FII	JP MORGAN, BOURNEMOUTH
810,935	FIGEST	BNP PARIBAS, PARIS
17,227,898		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FIGEST" Fidelity Gestion
"FII" Fidelity Investments International

"FIJ" Fidelity Investments Japan
"FIL" Fidelity International Limited
"FISL" Fidelity Investment Services Limited
"FMRCO" Fidelity Management and Research Company
"FPM" Fidelity Pension Management

5. Number of shares / amount of stock acquired:

   872,486

6. Percentage of issued class:

   0.5%

7. Number of shares / amount of stock disposed:

   N/A

8. Percentage of issued class:

   N/A

9. Class of security:

   Common shares

10. Date of transaction:

    Holdings are as at 14 December 2006. "Shares acquired" is increase since previous disclosure

11. Date company informed:

    18 December 2006

12. Total holding following this notification:

    17,227,898

13. Total percentage holding of issued class following this notification:

    10.5%

14. Any additional information:

15. Name of contact and telephone number for queries:

    William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations

Date of notification: 19 December 2006

END
HOLUKARRNNRUAAA

REG-UBS Global Asset Man Rule 8.3- Catlin Group Ltd
Released: 19/12/2006

RNS Number:1953O
UBS Global Asset Management (UK)Ltd
19 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

CATLIN GROUP

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

18 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,162,005.00	2.5399%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,162,005.00	2.5399%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	16,821.00	497.12P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 DECEMBER 2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree/offeror with which connected	CATLIN GROUP
If a connected EFM, state nature of connection (Note 10)	CONNECTED ADVISOR TO THE ABOVE

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGCBDDGGBGGLC

REG-Catlin Group Limited Offer Wholly Unconditional
Released: 18/12/2006

RNS Number:1754O
Catlin Group Limited
18 December 2006

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC

Offer wholly unconditional

Catlin is pleased to announce that its offer for Wellington is being declared unconditional as to acceptances and that all required regulatory approvals have been received. All conditions to the Offer have now either been satisfied or waived and the Offer is now wholly unconditional.

In addition, Lloyd's has approved the cessation of Wellington's Syndicate 2020. Catlin will accordingly benefit from full ownership of the enlarged capacity of its Syndicate 2003 with effect from 31 December 2006. Approximately 38 per cent. (by capacity) of the unaligned members of Syndicate 2020 have accepted the all cash compensation offer made to them and 62 per cent. have accepted the cash and reinsurance option.

As at 1.00 p.m. (London time) on 18 December 2006, Catlin had received valid acceptances from Wellington Shareholders in respect of 433,038,085 Wellington Shares which Catlin will count towards satisfaction of the acceptance condition, representing approximately 85 per cent of Wellington's existing issued share capital. This total includes acceptances received in respect of 40,000 Wellington Shares (representing approximately 0.01 per cent of Wellington's existing issued share capital, excluding shares held as treasury shares) which were subject to irrevocable commitments procured by Catlin from the Wellington directors. Neither Catlin nor any of its associates has any outstanding irrevocable commitments or letters of intent in respect of any Wellington Shares.

Save as disclosed in this announcement or in the Offer Document, neither Catlin, nor any person acting in concert with Catlin, is interested in or has any rights to subscribe for, any Wellington Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative or any arrangement in relation to Wellington Shares. For these purposes, "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Wellington Shares and any borrowing or lending of Wellington Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Wellington Shares.

The Offer will remain open until further notice. Wellington Shareholders who have not already done so are encouraged to return their Forms of Acceptance and Election, duly completed in accordance with the instructions set out thereon and in the Offer Document. The Mix and Match Facility is now closed. Only those elections received under the Mix And Match Facility received from Wellington Shareholders before the First Closing Date will be considered.

Settlement for those Wellington Shareholders who have validly accepted the Offer will be effected by 29 December 2006, and within 14 days of receipt in respect of any further acceptances which are received after today's date and which are valid and complete in all respects (as described in the Offer Document).

As set out in the Offer Document, if Catlin receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of the Wellington Shares to which the Offer relates, Catlin will exercise its rights pursuant to

the provisions of Schedule 2 to the Interim Implementation Regulations to acquire compulsorily the remaining Wellington Shares in respect of which the Offer has not been accepted.

As indicated in the Offer Document, it is Catlin's intention to procure that Wellington apply for the cancellation of the listing of the Wellington Shares on the Official List for the cancellation of trading of Wellington Shares on the London Stock Exchange's market for listed securities.

It is expected that cancellation of listing and trading will take effect not less than 20 business days from the date of Wellington's announcing that it has made the applications for cancellation. Following the cancellation, Wellington would cease to be a listed company and there would be no publicly traded market for Wellington Shares.

Terms defined in the Offer Document have the same meanings in this announcement.

Stephen Catlin, chief executive of Catlin Group Limited, said:

"I am very pleased to announce that Catlin's offer for Wellington has been declared unconditional. The acquisition creates material benefits for both companies and their shareholders, as well as to clients and brokers."

"We are now ready to take advantage of the opportunities that the acquisition presents to us. We have done much work since the offer was announced to plan the integration of the two businesses. As a result of that work, we will consolidate our underwriting teams in London this week, and integration planning for other parts of the business is progressing well."

Enquiries
For further information, contact:

Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com

William Spurgin (Head of Investor Relations, London)
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com

JPMorgan Cazenove
Sole financial adviser and joint corporate broker to Catlin
Tel: +44 (0)20 7588 2828
Tim Wise
Robert Thomson
Conor Hillery

UBS Investment Bank
Joint corporate broker to Catlin
Tel: +44 (0)20 7567 8000
Phil Shelley

Maitland
Public relations adviser to Catlin
Liz Morley
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

Wellington
Tel: +44 (0)20 7337 2000
Preben Prebensen (Chief Executive)

Lexicon Partners
Sole financial adviser to Wellington
Tel: +44 (0)20 7653 6000
Angus Winther
James Viggers

Citigroup Global Markets
Sole corporate broker to Wellington
Tel: +44 (0)20 7986 4000
Andrew Thompson

Financial Dynamics
Public relations adviser to Wellington
Tel: +44 (0)20 7269 7200
Rob Bailhache
Geoffrey Pelham-Lane

The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Citigroup Global Markets, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.

END
OUPBRBDDSSBGGLI

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 18/12/2006

RNS Number:1705O
Catlin Group Limited
18 December 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

   Catlin Group Limited

2. Name of shareholder having a major interest:

   FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
1,764,652	FPM	JP MORGAN, BOURNEMOUTH
1,079,652	FPM	STATE STR BK AND TR CO LNDN (S)
926,022	FPM	NORTHERN TRUST LONDON
402,653	FPM	HSBC BANK PLC
40,300	FPM	BANK OF NEW YORK BRUSSELS
486,300	FMRCO	JP MORGAN CHASE BANK
142,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO
4,625,214	FISL	JP MORGAN, BOURNEMOUTH
3,060,487	FIL	JP MORGAN, BOURNEMOUTH
2,795,396	FIL	BROWN BROS, HARRIMAN LTD LUX
32,900	FIL	NORTHERN TRUST LONDON
11,600	FIL	BNP PARIBAS, PARIS
7,000	FIL	BNP PARIBAS, PARIS (C)
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
395,001	FII	JP MORGAN, BOURNEMOUTH
569,835	FIGEST	BNP PARIBAS, PARIS
16,355,412		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FIGEST"	Fidelity Gestion
"FII"	Fidelity Investments International
"FIJ"	Fidelity Investments Japan
"FIL"	Fidelity International Limited
"FISL"	Fidelity Investment Services Limited
"FMRCO"	Fidelity Management and Research Company
"FPM"	Fidelity Pension Management

5. Number of shares / amount of stock acquired:

   N/A

6. Percentage of issued class:

N/A

7. Number of shares / amount of stock disposed:

393,866

8. Percentage of issued class:

0.5 %

9. Class of security:

Common shares

10. Date of transaction:

Holdings are as at 5 December 2006. "Shares disposed" is decrease since previous disclosure

11. Date company informed:

18 December 2006

12. Total holding following this notification:

16,355,412

13. Total percentage holding of issued class following this notification:

9.98%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations
Date of notification: 18 December 2006

END
HOLUWABRNNRUAAA

REG-Standard Life Inv. Rule 8.3- Catlin Group PLC
Released: 18/12/2006

RNS Number:1286O
Standard Life Investments
18 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Standard Life Investments
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Stock USD0.01
Date of dealing	15/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	6,112,762	3.92
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,112,762	3.92

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	100,000	GBP 4.965
Purchase (Transfer of Management)	29,568	GBP 5.075

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	18/12/06
Contact name	Allen Elvin
Telephone number	0131-524-2804
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETILFEVFRLTLIR

Print

REG-UBS AG (EPT) EPT Disclosure
Released: 18/12/2006

RNS Number:1238O
UBS AG (EPT)
18 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	15 DECEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,078	5.0025 GBP	5.0025 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
7,853	5.02 GBP	4.9825 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	18 DECEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBXBDDIDBGGLI

REG-BlackRock Group Rule 8.3- Catlin Group
Released: 18/12/2006

RNS Number:1202O
BlackRock Group
18 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD 0.01 Ordinary shares
Date of dealing	15th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	8,078,245	4.92%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,078,245	4.92%

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	10,200	GBP 5.0025

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETKGMMZZRGGVZM

REG-Cazenove EPT Disclosure
Released: 18/12/2006

RNS Number:0920O
Cazenove
18 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	15th December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
138,850	£5.00p	£4.9527p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
136,802	£4.99p	£4.951214p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	18th December 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKFKQKBDDKBD

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 18/12/2006

RNS Number:0924O
Citigroup Global Markets UK EqtyLtd
18 December 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	15 December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
8,947	GBP 5.0025	GBP 5.0025

Total number of securities sold	Highest price received (Note 3)	Lowest price
16,335	GBP 5.0200	GBP 4.9825

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric‹

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I ‹

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri‹

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati‹ referenced. If none, this should be stated.

Date of disclosure	18 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSIFFLTLIR

Catlin Group

REG-UBS Global Asset Man Rule 8.3-Catlin Group Limited
Released: 18/12/2006

RNS Number:0862O
UBS Global Asset Management (UK)Ltd
18 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

CATLIN GROUP

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

15 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,178,826.00	2.5502%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,178,826.00	2.5502%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	5,023.00	497.04P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18 DECEMBER 2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree/offeror with which connected	CATLIN GROUP
If a connected EFM, state nature of connection (Note 10)	CONNECTED ADVISOR TO THE ABOVE

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANAPFDPKFEE

REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd
Released: 15/12/2006

RNS Number:0246O
Fidelity International Ltd
15 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Catlin Group Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	14 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,417,306	(10.63%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,417,306	(10.63%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	189,408	4.9809 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 15 December 2006

Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKPKKQBDDPBD

REG-UBS AG (EPT) EPT Disclosure
Released: 15/12/2006

RNS Number:0118O
UBS AG (EPT)
15 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	14 DECEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
44,953	4.9950 GBP	4.9436 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
123,934	5.0225 GBP	4.9325 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	81,218	4.975654 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	15 DECEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDDSXBGGLU

Print

REG-Office of Fair Trade Merger Update

Released: 15/12/2006

RNS Number:9826N
Office of Fair Trading
15 December 2006

Merger Clearance:

The OFT has decided, on the information currently available to it, not to refer the following merger to the Competition Commission under the provisions of the Enterprise Act 2002:

Anticipated acquisition by Catlin Group Ltd of Wellington Underwriting plc

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MERFFUFSISMSESE

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 15/12/2006

RNS Number:9956N
Citigroup Global Markets UK EqtyLtd
15 December 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	14 December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
5,000	GBP 4.9500	GBP 4.9500

Total number of securities sold	Highest price received (Note 3)	Lowest price
	GBP	GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric€

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I ‹

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri‹

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati‹ referenced. If none, this should be stated.

Date of disclosure	15 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVLFVLELIR

REG-Cazenove EPT Disclosure
Released: 15/12/2006

RNS Number:9884N
Cazenove
15 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	14th December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
135,000	£4.99225p	£4.969569p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
137,689	£5.01p	£4.968078p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	15th December 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKPKPKBDDNBD

REG-UBS Global Asset Man Rule 8.3- Catlin Group Ltd
Released: 15/12/2006

RNS Number:9825N
UBS Global Asset Management (UK)Ltd
15 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

CATLIN GROUP

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

14 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,183,849.00	2.5532%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,183,849.00	2.5532%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	7,028.00	497.37P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be

stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 DECEMBER 2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree/offeror with which connected	CATLIN GROUP
If a connected EFM, state nature of connection (Note 10)	CONNECTED ADVISOR TO THE ABOVE

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGCBDDLUBGGLU

REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd
Released: 14/12/2006

RNS Number:9205N
Fidelity International Ltd
14 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	13 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,227,898	(10.51%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,227,898	(10.51%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
BUY	1,159,095	4.9883 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 DECEMBER 2006
Contact name	LAURA COTTERELL
Telephone number	01737 837148
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKQKBQBDDFBD

REG-Goldman Sach Ast Mnt Rule 8.3- Catlin
Released: 14/12/2006

RNS Number:9137N
Goldman Sachs Asset Management Intl
14 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management Internation
Company dealt in	CATLIN GROUP LIMITED
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	
	Number (%)	Number (
(1) Relevant securities	9540401 (5.83%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	9540401 (5.83%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	
	Number (%)	Number (
(1) Relevant securities		

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities
BMG196F11004	ORD / CMN	Purchase	3822
BMG196F11004	ORD / CMN	Purchase	14368

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Exp: date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un:

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati\ referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure 14 December 2006

Contact name Peter Highton

Telephone number +44-207-774-1935

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBXBDDIDBGGLS

REG-Legal&Gen Inv Mgmnt Rule 8.3-Catlin Group Ltd
Released: 14/12/2006

RNS Number:9068N
Legal & General Investment Mgmnt Ld
14 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Lt
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares USD 0.01
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	5,142,406	3.13	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	5,142,406	3.13	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (N
Sale	736	GBP 4.9738
Purchase	736	GBP 4.9738

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 December 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFVFFVLSLIR

REG-UBS AG (EPT) EPT Disclosure
Released: 14/12/2006

RNS Number:9017N
UBS AG (EPT)
14 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	13 DECEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
892,246	4.9825 GBP	4.9825 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
893,753	4.995 GBP	4.9825 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	14 DECEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDDSBBGGLS

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 14/12/2006

RNS Number:8848N
Citigroup Global Markets UK EqtyLtd
14 December 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	13 December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
42,419	GBP 4.9975	GBP 4.9500

Total number of securities sold	Highest price received (Note 3)	Lowest price
48,680	GBP 4.9888	GBP 4.9850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	14 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSIFRLSLIR

REG-Cazenove EPT Disclosure
Released: 14/12/2006

RNS Number:8763N
Cazenove
14 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	13th December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
91,200	£4.989578p	£4.975p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
90,559	£4.988081p	£4.971904p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	14th December 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group

Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMAKQKNCBDKQBD

REG-UBS Global Asset Man Rule 8.3- Catlin Group
Released: 14/12/2006

RNS Number:8743N
UBS Global Asset Management (UK)Ltd
14 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

CATLIN GROUP

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

13 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,190,877.00	2.5575%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,190,877.00	2.5575%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	10,856.00	498.25P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 DECEMBER 2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree/offeror with which connected	CATLIN GROUP
If a connected EFM, state nature of connection (Note 10)	CONNECTED ADVISOR TO THE ABOVE

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKQKDCBDKBBD

REG-Morgan Stanley Inv Rule 8.3- Catlin Group Ltd
Released: 13/12/2006

RNS Number:8232N
Morgan Stanley Inv Management Ltd
13 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Morgan Stanley Investment Management Limited
Company dealt in	Catlin Group Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	12th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	3,276,507	1.99		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	34,473	4.99

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be

stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	13th December 2006
Contact name	Tanya Ohadi
Telephone number	020 7425 9647
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETXXLFFQLBEFBE

REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group
Released: 13/12/2006

RNS Number:8251N
Legal & General Investment Mgmnt Ld
13 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Lt
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares USD 0.01
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	5,151,774	3.14	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	5,151,774	3.14	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (N
Sale	17,500	GBP 5.0138

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	13 December 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUORSRNBRUAAA

REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd
Released: 13/12/2006

RNS Number:8196N
Fidelity International Ltd
13 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	12 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,068,803	(9.81%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,068,803	(9.81%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
BUY	91,697	4.9875 GBP/SHARE
BUY	452,000	4.9925 GBP/SHARE
SALE	452,000	4.9925 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 DECEMBER 2006
Contact name	TERESA GARRY
Telephone number	01737 837092

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKNKBNBDDBBD

REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)
Released: 13/12/2006

RNS Number:8191N
Goldman Sachs Asset Management Intl
13 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management Internation
Company dealt in	CATLIN GROUP LIMITED
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	
	Number (%)	Number (
(1) Relevant securities	9522211 (5.82%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	9522211 (5.82%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	
	Number (%)	Number (

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Pr:
BMG196F11004	ORD / CMN	Purchase	11308	
BMG196F11004	ORD / CMN	Purchase	5741	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Pric€

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Exp: dat€

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri(

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per uni:

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
YES/NO

Date of disclosure	13 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUGWPPUPQGWW

REG-UBS AG (EPT) EPT Disclosure
Released: 13/12/2006

RNS Number:8115N
UBS AG (EPT)
13 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	12 DECEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
4,189	5.03 GBP	5.01 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
22,688	5.0192 GBP	4.9825 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13 DECEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDDDSBGGLX

REG-Lloyds TSB - Securities Administration Rule 8.3 - Catlin Group
Released: 13/12/2006

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Lloyds TSB Group Plc and its Subsidiaries
Company dealt in	Catlin Group Ltd (CGL)
Class of relevant security to which the dealings being disclosed relate (Note 2)	COM STK USD0.01
Date of dealing	12 December 2006

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,981,795	1.820		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,981,795	1.820		

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	NIL	NIL	NIL	NIL

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note GBP
SALE	3,352	5.0854

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opt pa: pe 5)

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per ur

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if ap 5)

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing person relating to the voting rights of any relevant securities under any option referrec form or relating to the voting rights or future acquisition or disposal of any relevant : which any derivative referred to on this form is referenced. If none, this should be stat

*T

Is a Supplemental Form 8 attached? (Note 9) NO

-0-

*T

Date of disclosure	13 December 2006
Contact name	Phil Mason
Telephone number	01444 418127
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Lloyds TSB - Securities Administration

REG-Cazenove EPT Disclosure
Released: 13/12/2006

RNS Number:7835N
Cazenove
13 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	12th December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
8,645	£5.02p	£4.995p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
9,612	£5.0575p	£5.01p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13th December 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKNKNCBDKDBD

Catlin Group

REG-Catlin Group Limited Result of Meeting
Released: 13/12/2006

RNS Number:7785N
Catlin Group Limited
13 December 2006

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC

Announcement of results of General Meeting

Catlin announces that at a General Meeting of the Company, held yesterday in Bermuda, the ordinary resolutions set out in the Notice of Meeting in connection with the Acquisition were passed.

Copies of the resolutions passed will be submitted to the UK Listing Authority shortly and will be available for inspection at the UK Listing Authority's Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The First Closing Date of the Offer will be 18 December 2006. Wellington Shareholders are strongly encouraged to accept the Offer ahead of this date. Whilst Catlin remains confident of completing the Acquisition before Christmas, the proximity of the 1 January 2007 renewals season means there are strong commercial and operational advantages for the Enlarged Group in combining the businesses, and therefore for Catlin's completing the Acquisition, ahead of this date.

Terms defined in the Circular, Offer Document and Prospectus have the same meanings in this announcement.

The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of

America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.

- ends -

For more information contact:

Media Relations:		
James Burcke, Head of Communications	Tel:	+44 (0)20 7458 5710
	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley,		
The Maitland Consultancy	Tel:	+44 (0)20 7379 5151
	E-mail:	emorley@maitland.co.uk
Investor Relations:		
William Spurgin, Head of Investor Relations	Tel:	+44 (0)20 7458 5726
	Mobile:	+44 (0)7710 314 365
	E-mail:	william.spurgin@catlin.com

END

ROMDGMMZVFRGVZG